

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

May 4, 2010

Charles P. Cooley
Chief Financial Officer
The Lubrizol Corporation
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

> **RE:    The Lubrizol Corporation**
> **Form 10-K for the Year Ended December 31, 2009**
> **File No. 1-5263**

Dear Mr. Cooley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Pamela A. Long, Assistant Director, at (202) 551-3760. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding our review of the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant